                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended  December 31, 1999
                           --------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from               to
                                    -------------    --------------

                         Commission file number 1-12672

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                1996 Non-Qualified Employee Stock Purchase Plan
                -----------------------------------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               AvalonBay Communities, Inc.
               2900 Eisenhower Ave., Suite 300
               Alexandria, VA 22314


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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Compensation Committee of the Board of Directors
AvalonBay Communities, Inc.
1996 Non-Qualified Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the AvalonBay Communities, Inc. 1996 Non-Qualified Employee Stock Purchase Plan as amended and restated (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1999 and 1998 and the changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

                                                        /s/ ARTHUR ANDERSEN LLP

Vienna, Virginia

March 27, 2000


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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Compensation Committee of the Board of Directors
AvalonBay Communities, Inc.
1996 Non-Qualified Employee Stock Purchase Plan:

We have audited the accompanying statement of changes in plan equity of the AvalonBay Communities, Inc. (formerly Bay Apartment Communities, Inc.) 1996 Non-Qualified Employee Stock Purchase Plan (the Plan) for the year ended December 31, 1997. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the Plan's changes in plan equity for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                    /s/ Coopers & Lybrand L.L.P.

San Francisco, California
March 25, 1998

                          AVALONBAY COMMUNITIES, INC.

                1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                       STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1999 AND 1998

                                                                   1999                    1998
                                                                ----------              ----------
ASSETS:
Receivable from AvalonBay Communities, Inc.:
   Participant contributions                                 $       274,653         $      424,408
   Employer contributions                                             48,468                 74,957
                                                             ---------------         ---------------

Plan equity                                                  $       323,121         $      499,365
                                                             ===============         ===============

     The accompanying notes are an integral part of these financial statements.

                          AVALONBAY COMMUNITIES, INC.

                1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                      STATEMENTS OF CHANGES IN PLAN EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                                             1999                 1998                1997
                                                                             ----                 ----                ----
Plan equity at the beginning of the year                              $      499,365       $      298,392      $          --
Additions:
   Participant contributions                                               1,026,919              678,997            655,954
   Employer contributions                                                    181,221              119,884            155,359
                                                                      ---------------      ---------------     --------------

            Total additions                                                1,208,140              798,881            811,313

Deductions:
   Purchase and distribution of common stock to participants               1,384,384              597,908            512,921
                                                                      ---------------      ---------------     --------------

Plan equity at the end of the year                                    $      323,121       $      499,365      $     298,392
                                                                      ===============      ===============     ==============


     The accompanying notes are an integral part of these financial statements.

                          AVALONBAY COMMUNITIES, INC.

                1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.   THE PLAN:

     Bay Apartment Communities, Inc. ("Bay") adopted the 1996 Non-Qualified Employee Stock Purchase Plan, as amended and restated (the "Plan"). On June 4, 1998, Avalon Properties, Inc. merged with and into Bay, and in connection with such merger Bay was renamed AvalonBay Communities, Inc. (the "Company"). The primary purpose of the Plan is to encourage common stock ownership by eligible directors and associates (the "Participants") in the belief that such ownership will increase each Participant's interest in the success of the Company. Until January 1, 2000, the Plan provided for two purchase periods per year. A purchase period was a six month period beginning each January 1 and July 1 and ending each June 30 and December 31, respectively. Beginning on January 1, 2000, there will be one purchase period per year, which will begin May 1 and end October 31. Participants may contribute portions of their compensation during a purchase period and purchase common stock at the end thereof. Participation in the Plan entitles each Participant to purchase common stock at a price which is equal to the lesser of 85% of the closing price for a share of stock on the first day of such purchase period or 85% of the closing price on the last day of such purchase period.

     The Company has reserved 1,000,000 shares of common stock for Participants under the Plan.

          PARTICIPANTS CONTRIBUTIONS:

          Full time employees who have completed one month of service with the Company and part time employees who have completed one year of service in which he or she is credited with at least 1,000 hours of service are eligible to participate in the Plan either by payroll withholding or cash payments at any time during each purchase period. Directors who have completed one month as a member of the Board of Directors are eligible to participate in the Plan by making cash payments at any time during each purchase period. Participants elect to participate in the Plan by completing and submitting an election form to the Company as plan administrator (the "Plan Administrator").

          EMPLOYER CONTRIBUTIONS:

          Employer contributions represent the discount or aggregate difference between the market value price of the Company's common stock and the established discount purchase price at the end of a purchase period.

          DISTRIBUTIONS:

          The Company's transfer agent and registrar issues shares of common stock upon receipt of Participant and Company contributions. The transfer agent and registrar then prepares stock certificates, which are registered in the Participant's name, and holds such certificates on behalf of the Participants or issues stock certificates to the Participant upon their written request. Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the Participants.

                                   Continued

                          AVALONBAY COMMUNITIES, INC.

                1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.   THE PLAN, CONTINUED:

          WITHDRAWALS:

          A Participant may withdraw all or any part of the contributions made during a purchase period by delivering an amended election form to the plan administrator on or before the last day of such purchase period.

          PLAN TERMINATION:

          The Board of Directors of the Plan (the "Board") may terminate this Plan and any purchase period at any time (together with any related contribution elections) or may terminate any purchase period (together with any related contribution elections) at any time, provided, however, no such termination shall be retroactive unless the Board determines that applicable law requires a retroactive termination of this Plan.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          BASIS OF ACCOUNTING:

          The accompanying financial statements have been prepared on the accrual basis of accounting.

          ADMINISTRATIVE EXPENSES:

          All administrative expenses of the Plan are paid by the Company.

          DISTRIBUTIONS:

          Distributions are recorded when common stock has been distributed to Participants.


3.   INTERNAL REVENUE SERVICE STATUS:

     The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the discount/compensation earned under the Plan.

                                   Continued

                          AVALONBAY COMMUNITIES, INC.

                1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS


4.   DISTRIBUTIONS:

     A summary of stock purchased and distributed for the respective purchase periods are as follows:

Date of purchase:                    July 1, 1997        January 2, 1998     July 1, 1998      January 2, 1999     July 1, 1999
Purchase period ended:               June 30, 1997       December 31, 1997   June 30, 1998     December 31, 1998   June 30, 1999
                                    ----------------------------------------------------------------------------------------------
Participant contributions            $    415,327         $      240,626      $      254,589   $      424,408      $      752,266
Employer contributions                     97,594                 57,766              44,927           74,957             132,753
                                     -------------        ---------------     ---------------  ---------------     ---------------

Market value of stock                $    512,921         $      298,392      $      299,516   $      499,365      $      885,019
                                     =============        ===============     ===============  ===============     ===============

Market value of stock purchased and
      distributed per share          $      37.00         $        39.00      $        38.00   $        34.25      $        33.94
                                     =============        ===============     ===============  ===============     ===============

Shares purchased and distributed           13,863                  7,651               7,882           14,580              26,076
                                     =============        ===============     ===============  ===============     ===============

5.   SUBSEQUENT EVENT:

     On January 1, 2000 an additional 9,332 shares of common stock with a market value of approximately $323,121 were purchased and distributed for the purchase period ended December 31, 1999.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       AVALONBAY COMMUNITIES, INC.
                                       1996 Non-Qualified Employee Stock
                                         Purchase Plan

Dated: March 30, 2000                  By: /s/ Thomas J Sargeant
                                           ---------------------------
                                       Name: Thomas J Sargeant